Filed by Freeport-McMoRan Copper & Gold Inc.
pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: Phelps Dodge Corporation
Commission File No.: 001-00082

Freeport-McMoRan Copper & Gold Inc. and
Phelps Dodge Corp. Shareholders Approve Acquisition

NEW ORLEANS, LA and PHOENIX, AZ – March 14, 2007 – Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) and Phelps Dodge Corporation (NYSE: PD) announced that the shareholders of both companies approved FCX’s acquisition of Phelps Dodge at special meetings held today. At each meeting, approximately 98 percent of the votes cast supported the transaction.

     Richard C. Adkerson, FCX’s President and Chief Executive Officer, said, “We are pleased with the approval from shareholders which will allow us to complete the acquisition of Phelps Dodge. This is an exciting time for our company as we transform FCX into the world’s largest publicly traded copper producer.”

     Under the terms of the merger agreement, Phelps Dodge shareholders will receive $88 in cash and 0.67 of a share of FCX’s common stock for each Phelps Dodge common share, which is equivalent to a value of $125.53 based on the closing price of FCX’s common stock on March 13, 2007. The cash portion of $18 billion represents approximately 70 percent of the total consideration. Following completion of the transaction, there will be approximately 334 million shares outstanding.

     The transaction is expected to close on March 19, 2007.

     FCX stockholders also approved an increase in the number of authorized shares of FCX common stock from 423.6 million to 700.0 million.

     Upon the closing of the merger, FCX will operate a geographically diverse portfolio of long-lived reserves of copper, gold and molybdenum. The Grasberg mine, the world’s largest copper and gold mine in terms of reserves, will be the key asset of the combined company. FCX will operate significant mining operations in North and South America and will proceed with the initial development of the world-class Tenke Fungurume project in the Democratic Republic of Congo.

ABOUT FREEPORT-MCMORAN COPPER & GOLD INC.

     FCX explores for, develops, mines and processes ore containing copper, gold and silver in Indonesia, and smelts and refines copper concentrates in Spain and Indonesia.

ABOUT PHELPS DODGE CORP.

     Phelps Dodge is one of the world’s leading producers of copper and molybdenum and is the largest producer of molybdenum-based chemicals and continuous-cast copper rod. The company employs 15,000 people worldwide.

Cautionary Statement: This press release contains forward-looking statements about FCX and Phelps Dodge, including the expected closing date of FCX’s acquisition of Phelps Dodge. In making any of these statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry; unanticipated mining, milling and other processing problems; accidents that lead to personal injury or property damage; persistent commodity price reductions; changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate; variances in ore grades; labor relations; adverse weather conditions; the speculative nature of mineral exploration; fluctuations in interest rates and other adverse financial market conditions; regulatory and litigation matters and risks; changes in tax and other laws; the risk that a condition to closing of the transaction may not be satisfied and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Important Information for Investors and Shareholders: FCX and Phelps Dodge filed a joint proxy statement/prospectus with the SEC in connection with the proposed transaction. FCX and Phelps Dodge urge investors and shareholders to read the definitive joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.

     Investors and shareholders may obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX web site at www.fcx.com. Documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge web site at www.phelpsdodge.com.

     Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants is described in the definitive joint proxy statement/prospectus relating to the transaction. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX and Phelps Dodge’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus.

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MEDIA CONTACTS		INVESTOR CONTACTS
FCX		FCX
Steve Lipin or Stan Nève	William L. Collier	Kathleen L. Quirk	David P. Joint
Brunswick Group LLC	(504) 582-1750	(504) 582-4195	(504) 582-4203
(212) 333-3810

PHELPS DODGE		PHELPS DODGE
Peter J. Faur		Stanton K. Rideout
(602) 366-7993		(602) 366-8589